UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description PDMR Dealing dated 03 February 2025

Press Release

3 February 2025

Argo Blockchain plc

("Argo" or "the Company")
PDMR Dealing

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) announces that between 29 and 30 January 2025, Jim MacCallum, the Company's Interim Chief Executive Officer and Chief Financial Officer, purchased American Depositary Receipts representing the Company's ordinary shares ("ADRs"):

PDMR / Person closely associated	Purchased	Weighted average price per Ordinary Share/ADR
Jim MacCallum	25,000 ADRs	US $0.4550 per ADR
Jim MacCallum	25,000 ADRs	US $0.4600 per ADR
Jim MacCallum	25,000 ADRs	US $0.4700 per ADR

This announcement contains inside information.

PDMR notification

Share Purchase

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jim MacCallum
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	American Depositary Receipts representing the Company's ordinary shares ("ADRs"):
	Identification Code	US0401261047
b)	Nature of the transaction	Purchase of ADRs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $0.4550 per ADR US $0.4600 per ADRs US $0.4700 per ADR	25,000 ADRs 25,000 ARRs 25,000 ADRs
d)	Aggregated information: Aggregated volume Price	75,000 ADRs US $0.4617 per ADR
e)	Date of the transaction	29 and 30 January 2025
f)	Place of the Transaction	NASDAQ

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec, mining operations in Tennessee, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 February, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer